I, Blaine Patterson, certify that:

(1) the financial statements of BBQ IN THE PARK, INC. included in this Form are true and complete in all material respects; and

(2) the tax return information of BBQ IN THE PARK, INC. included in this Form reflects accurately the information reported on the tax return for BBQ IN THE PARK, INC. filed for the fiscal year ended December 31st, 2019.



Blaine Patterson
CEO

03rd, August 2020

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Note: Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.